Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related prospectus of CC Media Holdings, Inc. for the registration of 13,395,620 shares of its common stock and to the incorporation by reference therein of our reports dated February 14, 2008, except for Notes B, Q and R, as to which the date is May 22, 2008 with respect to the consolidated financial statements and schedule of Clear Channel Communications, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Clear Channel Communications, Inc. and subsidiaries, included in its Current Report on Form 8-K, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
May 30, 2008